James H. Carll jcarll@archerlaw.com 856-354-3031 Direct 856-673-7031 Direct Fax One Centennial Square Haddonfield, NJ 08033 856-795-2121 Main 856-795-0574 Fax www.archerlaw.com

December 18, 2012

VIA EDGAR

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop: 3628

Attention: David Orlic, Esquire

Re:	Cybex International, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 001-08146, initially filed on November 6, 2012
Amendment No. 1 filed on December 14, 2012

Transaction Statement on Schedule 13E-3
File No. 005-32835, initially filed on November 6, 2012
Amendment No. 2 filed on December 18, 2012

Dear Mr. Orlic:

On behalf of Cybex International, Inc. (the “Company”), we submit Amendment No. 2 to the Schedule 13E-3 for review by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”), each initially filed with the Commission on November 6, 2012.

The Amended Schedule 13E-3 is being filed in response to the Staff’s comment 9 in its letter dated December 4, 2012 to provide an additional exhibit relating to discussion materials presented by Duff & Phelps to the Special Committee of the Board of Directors. We are supplementally providing a blacklined copy of Amendment No. 2 to Schedule 13E-3, marked to show changes from the document filed on December 14, 2012.

Haddonfield, NJ • Philadelphia, PA • Hackensack, NJ • Princeton, NJ

Flemington, NJ • Wilmington, DE • Shrewsbury, NJ •Georgetown, DE • New York, NY

US Securities and Exchange Commission

December 18, 2012

In this letter, we have recited comment 9 from the Staff in bold, italicized type and have followed that comment with our additional response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

9. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits to the Schedule 13E-3. For example it appears that Duff & Phelps made a presentation to the special committee on September 27.

RESPONSE TO COMMENT 9.

Preliminary discussion materials presented by Duff & Phelps to the Special Committee of the Board of Directors on June 28, 2012 are now attached as an Exhibit to the Amended Schedule 13E-3. Except for reports previously filed, there are no additional reports, opinions or appraisals of the nature specified by Item 1015 of Regulation M-A.

Please do not hesitate to contact Jill M. Bellak at (215) 246-3192 or me at (856) 354-3031 with any questions or comments regarding this response letter or Amendment No. 2 to Schedule 13E-3. Thank you for your assistance.

Sincerely,

/s/ James H. Carll
JAMES H. CARLL

JHC:cad

cc:	Arthur W. Hicks, Jr.

Peter H. Ehrenberg, Esquire

Jill M. Bellak, Esquire

Each of the Filing Persons hereby acknowledges that:

•	such Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cybex International, Inc.

Date: December 18, 2012	By:	/s/ John Aglialoro
	Name: Title:	John Aglialoro Chairman and CEO

UM Holdings, Ltd.

Date: December 18, 2012	By:	/s/ John Aglialoro
	Name: Title:	John Aglialoro Chairman and CEO

CYB Merger Corp.

Date: December 18, 2012	By:	/s/ John Aglialoro
	Name: Title:	John Aglialoro President

John Aglialoro

Date: December 18, 2012	By:	/s/ John Aglialoro

Joan Carter

Date: December 18, 2012	By:	/s/ Joan Carter

Haddonfield, NJ • Philadelphia, PA • Hackensack, NJ • Princeton, NJ

Flemington, NJ • Wilmington, DE • Shrewsbury, NJ •Georgetown, DE • New York, NY